

December 23, 2014

Via E-mail
Mr. Rogério Leme Borges dos Santos
Controller and Principal Financial Officer
National Steel Company
Av. Brigadeiro Faria Lima, 3,400 – 20th floor
04538-132, São Paulo-SP, Brazil

>   **Re: National Steel Company**
>   **Form 20-F for Fiscal Year Ended December 31, 2013**
>   **Filed April 30, 2014**
>   **File No. 1-14732**

Dear Mr. Santos:

In addition to the comments in our previously sent letter, also dated December 23, 2014, we have the following additional comments. Please also respond to the comments in this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Form 20-F for Fiscal Year Ended December 31, 2013

Operating and Financial Review and Prospects, page 70

Operating Results, page 70

6. In future filings, please provide a discussion of the business reasons for changes in the various line items and in cases where there is more than one business reason for the change, please quantify the incremental impact of each individual business reason on the overall change in the line item. We note in particular that for your steel and mining segments you cite only changes in volume and price to explain changes in revenue. When financial statements reflect material changes in revenue based on changes in volume and price, the narrative analysis should not only identify the changes in volume and price, but also should analyze the reasons underlying such changes and should discuss the material causes for each of these changes. Please also discuss whether you believe these factors are the result of a trend and, if so, whether you expect it to continue and how it may impact revenues, income from continuing operations, your planned acquisitions, your available liquidity, or any other factors. See Item 5.A of Form 20-F and SEC Release No. 33-8350.

Related Party Transactions, page 111

7. Please provide disclosure responsive to Item 7.B of Form 20-F under this heading in future filings rather than incorporating broad portions elsewhere in your annual report by reference. If you wish to incorporate other sections of your annual report by reference, please do so with precision. Please also ensure that you include disclosure responsive to Item 7.B.2 of Form 20-F in future filings.

Exhibits, page 146

8. In future filings, please number your exhibits as indicated in the Instructions as to Exhibits in Form 20-F. Please note that the exhibits you currently have numbered in the 10 series appear to be material contracts, which are numbered in the 4 series.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Towner at (202) 551-3744 or Jeanne Baker at (202) 551-3691, if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202) 551-3791 or Erin Jaskot at (202) 551-3442 with any other questions, or you can contact me at (202) 551-3355.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief